Exhibit 99.3

FF305

Next Day Disclosure Return
(Equity issuer - changes in issued shares or treasury shares, share buybacks and/or on-market sales of treasury shares)

Instrument:	Equity issuer	Status:	New Submission
Name of Issuer:	KE Holdings Inc.		
Date Submitted:	04 November 2026		

*Section I must be completed by a listed issuer where there has been a change in its issued shares or treasury shares which is discloseable pursuant to rule 13.25A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Exchange**") (the **"Main Board Rules"**) or rule 17.27A of the Rules Governing the Listing of Securities on GEM of the Exchange (the "**GEM Rules**").*

Section I					
1. Class of shares	WVR ordinary shares	**Type of shares**	A	**Listed on the Exchange**	Yes
Stock code (if listed)	02423	**Description**			

A. Changes in issued shares or treasury shares

Events	**Changes in issued shares (excluding treasury shares)**		**Changes in treasury shares**	***Issue/ selling price per share (Note 4)***	**Total number of issued shares**
	Number of issued shares (excluding treasury shares)	***As a % of existing number of issued shares (excluding treasury shares) before the relevant event (Note 3)***	**Number of treasury shares**		
Opening balance as at *(Note 1)* 02 November 2026	3,282,388,526		0		3,282,388,526
1). Other (please specify) See Part B **Date of changes** 03 November 2026		%			
Closing balance as at *(Notes 5 and 6)* 03 November 2026	3,282,388,526		0		3,282,388,526

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FF305 Page 2 of 8 v 1.3.0 B. Shares redeemed or repurchased for cancellation but not yet cancelled as at the closing balance date (Notes 5 and 6) 1). Repurchase of shares (or other securities) but not cancelled in US Date of changes 01 October 2026 629,253 % USD 5.5621 2). Repurchase of shares (or other securities) but not cancelled in US Date of changes 02 October 2026 636,927 % USD 5.4951 3). Repurchase of shares (or other securities) but not cancelled in US Date of changes 05 October 2026 637,425 % USD 5.4908 4). Repurchase of shares (or other securities) but not cancelled in US Date of changes 06 October 2026 627,348 % USD 5.579 5). Repurchase of shares (or other securities) but not cancelled in US Date of changes 07 October 2026 622,533 % USD 5.6222 6). Repurchase of shares (or other securities) but not cancelled in US Date of changes 08 October 2026 588,903 % USD 5.6607 7). Repurchase of shares (or other securities) but not cancelled in US Date of changes 09 October 2026 423,291 % USD 5.9061 8). Repurchase of shares (or other securities) but not cancelled in US Date of changes 12 October 2026 422,934 % USD 5.9111 9). Repurchase of shares (or other securities) but not cancelled in US Date of changes 13 October 2026 425,343 % USD 5.8776 10). Repurchase of shares (or other securities) but not cancelled in US Date of changes 14 October 2026 428,922 % USD 5.8286 11). Repurchase of shares (or other securities) but not cancelled in US Date of changes 15 October 2026 423,414 % USD 5.9044

FF305 Page 3 of 8 v 1.3.0 12). Repurchase of shares (or other securities) but not cancelled in US Date of changes 16 October 2026 310,482 % USD 6.0187 13). Repurchase of shares (or other securities) but not cancelled in US Date of changes 19 October 2026 416,853 % USD 5.9973 14). Repurchase of shares (or other securities) but not cancelled in US Date of changes 20 October 2026 393,852 % USD 5.975 15). Repurchase of shares (or other securities) but not cancelled in US Date of changes 21 October 2026 429,282 % USD 5.8237 16). Repurchase of shares (or other securities) but not cancelled in US Date of changes 22 October 2026 433,572 % USD 5.766 17). Repurchase of shares (or other securities) but not cancelled in US Date of changes 23 October 2026 437,181 % USD 5.7184 18). Repurchase of shares (or other securities) but not cancelled in US Date of changes 26 October 2026 425,391 % USD 5.8769 19). Repurchase of shares (or other securities) but not cancelled in US Date of changes 27 October 2026 428,472 % USD 5.8346 20). Repurchase of shares (or other securities) but not cancelled in US Date of changes 28 October 2026 431,769 % USD 5.7901 21). Repurchase of shares (or other securities) but not cancelled in US Date of changes 29 October 2026 432,549 % USD 5.7797 22). Repurchase of shares (or other securities) but not cancelled in US Date of changes 30 October 2026 423,153 % USD 5.908 23). Repurchase of shares (or other securities) but not cancelled in US Date of changes 02 November 2026 415,263 % USD 6.0202

FF305 Page 4 of 8 v 1.3.0 24). Repurchase of shares (or other securities) but not cancelled in US Date of changes 03 November 2026 422,883 0.012 % USD 5.9118 Remarks: Issued shares as a % of existing number of issued shares before relevant share issue calculated based on the Company's total number of issued shares of 3,416,536,851 shares (comprising 3,282,388,526 Class A ordinary shares and 134,148,325 Class B ordinary shares).

FF305 Page 5 of 8 v 1.3.0 Confirmation Not applicable Notes to Section I: 1. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 2. Please set out all changes in issued shares or treasury shares requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of changes. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 3. The percentage change in the number of issued shares (excluding treasury shares) of the listed issuer is to be calculated by reference to the opening balance of the number of issued shares (excluding treasury shares) being disclosed in this Next Day Disclosure Return. 4. In the case of a share repurchase or redemption, the “issue/ selling price per share” shall be construed as “repurchase price per share” or “redemption price per share”. Where shares have been issued/ sold/ repurchased/ redeemed at more than one price per share, a volume-weighted average price per share should be given. 5. The closing balance date is the date of the last relevant event being disclosed. 6. For repurchase or redemption of shares, disclosure is required when the relevant event has occurred (subject to the provisions of Main Board Rules 10.06(4)(a), 13.25A and 13.31 / GEM Rules 13.13(1), 17.27A and 17.35), even if the repurchased or redeemed shares have not yet been cancelled. If repurchased or redeemed shares are to be cancelled upon settlement of such repurchase or redemption after the closing balance date, they shall remain part of the issued shares as at the closing balance date in Part A. Details of these repurchased or redeemed shares shall be disclosed in Part B. 7. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. 8. “Identical” means in this context: - the securities are of the same nominal value with the same amount called up or paid up; - they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and - they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

FF305

Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1).

Repurchase report

Section II					
1. Class of shares	WVR ordinary shares	**Type of shares**	A	**Listed on the Exchange**	Yes
Stock code (if listed)	02423	**Description**			

A. Repurchase report

Trading date	Number of shares repurchased	Method of repurchase *(Note 1)*	Repurchase price per share or highest repurchase price per share $	Lowest repurchase price per share $	Aggregate price paid $
1). 03 November 2026	422,883	On another stock exchange New York Stock Exchange	USD 5.95	USD 5.89	USD 2,499,985.62

Total number of shares repurchased	422,883	**Aggregate price paid $**	USD 2,499,985.62
Number of shares repurchased for cancellation	422,883		
Number of shares repurchased for holding as treasury shares	0		

B. Additional information for issuer who has a primary listing on the Exchange

1).	**Date of the resolution granting the repurchase mandate**		12 June 2026
2).	**Total number of shares which the issuer is authorised to repurchase under the repurchase mandate**		346,243,906
3).	**Number of shares repurchased on the Exchange or another stock exchange under the repurchase mandate**	(a)	50,505,961
4).	**As a % of number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate** *(a) x 100 / number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate*		1.459 %
5).	**Moratorium period for any issue of new shares, or sale or transfer of treasury shares after the share repurchase(s) set out in Part A *(Note 2)***	Up to	03 December 2026

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FF305 Page 7 of 8 v 1.3.0 We hereby confirm that the repurchases made on the another stock exchange set out in Part A above were made in accordance with the Main Board Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated 24 April 2026 which has been filed with the Exchange. We also confirm that any repurchases made on another stock exchange set out in Part A above were made in accordance with the domestic rules applying to repurchases on that other stock exchange. Notes to Section II: 1. Please state whether the repurchase was made on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer. 2. Subject to the carve-out set out in Main Board Rule 10.06(3)(a)/ GEM Rule 13.12, an issuer may not (i) make a new issue of shares, or a sale or transfer of any treasury shares; or (ii) announce a proposed new issue of shares, or a sale or transfer of any treasury shares, for a period of 30 days after any purchase by it of shares, whether on the Exchange or otherwise, without the prior approval of the Exchange.

FF305 Page 8 of 8 v 1.3.0 Section III must also be completed by a listed issuer where it has made a sale of treasury shares on the Exchange or any other stock exchange on which the issuer is listed which is discloseable under Main Board Rule 10.06B / GEM Rule 13.14B. Report of on-market sale of treasury shares Not applicable Submitted by: Siting Li (Name) Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer)